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February 7, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Tamara Brightwell, Esq.
            Mail Stop 7010


      Re:   XsunX, Inc. (the "Company")
            Registration Statement on Form SB-2
            File No. 333-130972


Dear Ms. Brightwell:

By letter dated February 7, 2006, the staff of the Securities and Exchange Commission (the "Staff") issued comments on amendment No. 2 to the Company's Registration Statement on Form SB-2 that was filed on January 31, 2006 (the "Registration Statement"). Following are the Company's responses to the Staff's comments. For ease of reference, each response is preceded by the Staff's comment.

Index to XsunX Financial Statements, page F-1
---------------------------------------------

1. We note your response to prior comment 8. Given that the company amended its Form 10-KSB on January 18, 2006, you should confirm that the financial statements in the registration statement are consistent with the information included in the Form 10-KSB/A rather than the Form 10-KSB.

The Company hereby advises the Staff that the financial statements included in the Registration Statement are consistent with the financial statements contained in the Company's Form 10-KSB/A.

2. We note your response to prior comment nine; however, it appears that several of the agreements terminated by the Termination Agreement filed as exhibit 10.7 are still filed as exhibits. We also note that the amended and restated agreements filed with this registration statement include provisions relating to the convertible debentures issued in July 2005. Please explain to us why it is necessary to include the terminated agreements as exhibits.

The Company advises the Staff that during the transactions entered into in July 2005, there were two sets of documents, one of which was used in connection with the issuance of debentures (the "Debentures") and the other one of which was used in connection with the Standby Equity Distribution Agreement (the "Distribution Agreement"). The documents that were terminated all related to the transactions contemplated under the Distribution Agreement. Documents executed in connection with the issuance of the Debentures were not terminated. In accordance with the Staff's comment, the Company had previously removed from the exhibit index all agreements that were terminated in the Termination Agreement that was included in the Company's Current Report on Form 8-K filed December 12, 2005.

To the extent that it appears that some of the terminated agreements were not removed, this may be due to the fact that the documents used in the two July 2005 transactions had similar titles, e.g. the parties executed a "Registration Rights Agreement" in connection with the Distribution Agreement. This agreement was terminated and removed from the exhibit index. The parties also executed an "Investor Registration Rights Agreement" covering the shares issuable upon conversion of the Debentures. That agreement remains in effect and was therefore left in the exhibit index.

Therefore, the Company believes that no revisions are required to be made in response to this comment.

Please contact the undersigned at 212-981-6766 with any questions or comments you may have with respect to the foregoing.


                                                          Very truly yours,

                                                          /s/ Louis A. Brilleman